 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

June 30, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: June 30, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

30 June 2010

Smith & Nephew plc announces that it was informed on 29 June 2010 of the transactions below by directors or persons discharging managerial responsibilities ("PDMRs"):

Name of Director/PDMR	Plan	Number of ordinary shares or ADSs acquired	Number of ordinary shares or ADSs disposed	Total ordinary shares or ADSs held following notification
Joseph De Vivo	Settlement of 2007 Performance Share Plan Award	3,808 ADSs	1,013 ADSs at a price of US$ 48.06 per ADS.	9,220 ADSs (representing 46,100 ordinary shares)
David Illingworth	Settlement of restricted beneficial interest awarded on 29 March 2010.	58,475 ordinary shares	0	326,733 ordinary shares (including 42,031 ADSs)

Notes:

1.   70% of the PSP and PSA awards made on 15 March 2007 vested on 15 March 2010 and 30% of the awards lapsed at that date.  Information on the vesting of the 2007 Performance Share Plan awards and the grant of the restricted award are given in the RIS announcement of 1 April 2010.

2.   One ADS is equivalent to five ordinary shares of US$0.20 each.

3.   The ordinary shares were released on 29 June 2010 in London, UK.  The ADSs were released and sold on 29 June 2010 in New York, USA.

4.   The percentages of issued share capital acquired, disposed and held following notification are all under 1% of the total issued share capital of the Company.

5.   This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Gemma Parsons
Assistant Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646